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Press Release
For immediate release

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Invesco Ltd. Announces August 31, 2010
Assets Under Management

Investor Relations Contact: Jordan Krugman        404-439-4605
Media Relations Contact: Doug Kidd                     404-479-2922

Atlanta, December 9, 2010 --- Invesco Ltd. (NYSE: IVZ) today reported preliminary month-end assets under management of $611.1 billion, a decrease of 1.6% month over month. The month over month decrease in AUM was driven primarily by declines in global financial markets and weakening foreign currencies against the U.S. Dollar. The impact from weaker foreign currency against the U.S. Dollar resulted in a decrease of $4.5 billion of AUM in the month. Additionally, the firm experienced modest long-term net outflows, which were attributable to the Invesco PowerShares QQQ (no management fee impact). Total average assets for the quarter through November 30 are $615.9 billion and average assets excluding ETF, UIT and Passive for the quarter through November 30 are $522.6 billion.

The previously announced outflow of a $17.0 billion low fee passive mandate will occur in the month of December.

Total Assets Under Management
(in billions)	Total	Equity	Fixed Income	Balanced	Money Market		Alternatives
Nov. 30, 2010 (a)	$611.1	$297.4	$132.0	$42.0	$68.9	(b)	$70.8
Oct. 31, 2010	$621.2	$303.7	$134.4	$42.5	$69.6		$71.0
Sept. 30, 2010	$604.5	$294.4	$130.8	$41.3	$69.9		$68.1
August 31, 2010	$573.8	$268.8	$128.3	$39.3	$71.7		$65.7
Assets Under Management – Excluding ETF/UIT and Passive
(in billions)	Total	Equity	Fixed Income	Balanced	Money Market		Alternatives
Nov. 30, 2010 (a)	$516.5	$238.4	$112.6	$42.0	$68.9	(b)	$54.6
Oct. 31, 2010	$525.6	$243.5	$115.1	$42.5	$69.6		$54.9
Sept. 30, 2010	$514.6	$236.9	$113.6	$41.3	$69.9		$52.9
August 31, 2010	$494.5	$220.9	$111.6	$39.3	$71.7		$51.0

Assets Under Management – ETF, UIT and Passive
(in billions)	Total	Equity	Fixed Income	Balanced	Money Market	Alternatives
Nov. 30, 2010 (a)	$94.6	$59.0	$19.4	$0.0	$0.0	$16.2
Oct. 31, 2010	$95.6	$60.2	$19.3	$0.0	$0.0	$16.1
Sept. 30, 2010	$89.9	$57.5	$17.2	$0.0	$0.0	$15.2
August 31, 2010	$79.3	$47.9	$16.7	$0.0	$0.0	$14.7

(a) Preliminary – subject to adjustment.
(b) Preliminary - ending money market AUM includes $64.8 billion in institutional money market AUM and $4.1 billion in retail money market AUM.

Invesco is a leading independent global investment manager, dedicated to helping investors worldwide achieve their financial objectives.  By delivering the combined power of our distinctive investment management capabilities, Invesco provides a wide range of investment strategies and vehicles to our retail, institutional and high net worth clients around the world.  Operating in 20 countries, the company is listed on the New York Stock Exchange under the symbol IVZ.  Additional information is available at www.invesco.com.